                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                       -----------------------------------

                                    FORM 11-K


(Mark One)

     [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended   December 31, 1996
                            ----------------------------------------

                                      OR

     [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]


For the transition period from                   to
                               -----------------    --------------------

Commission file number       0-12640
                       ----------------------

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                             ELECTRO-TEC CORPORATION
                        EMPLOYEE RETIREMENT BENEFIT PLAN


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                               KAYDON CORPORATION
                           ARBOR SHORELINE OFFICE PARK
                               19345 U.S. 19 NORTH
                              CLEARWATER, FL 34624

                             ELECTRO-TEC CORPORATION

                        EMPLOYEE RETIREMENT BENEFIT PLAN

            INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES


The following documents are attached hereto as exhibits:


                                                                     Page
                                                                     ----
Report of Independent Public Accountants                               A

Statement of Net Assets Available for Plan Benefits as of
  December 31, 1996                                                    1

Statement of Net Assets Available for Plan Benefits as of
  December 31, 1995                                                    2

Statement of Changes in Net Assets Available for Plan Benefits
  for the Year Ended December 31, 1996                               3-4

Statement of Changes in Net Assets Available for Plan Benefits
  for the Year Ended December 31, 1995                                 5

Notes to Financial Statements                                       6-11

Schedule I - Item 27a - Schedule of Assets Held for
  Investment Purposes as of December 31, 1996                         12

Schedule II - Item 27d - Schedule of Reportable Transactions          13
  for the Year Ended December 31, 1996

Consent of Independent Public Accountants                             14


In accordance with the instructions to this Form 11-K, "plans subject to the Employee Retirement Income Security Act of 1974 ("ERISA") may file plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA." As the plan is subject to the filing requirements of ERISA, the aforementioned financial statements and schedules of the Plan have been prepared in accordance with such requirements.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Administrative Committee of this plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                        Electro-Tec Corporation Employee
                                        Retirement Benefit Plan

Date:  June 27, 1997

                                        By:  The Plan Administrative Committee
                                             ---------------------------------




                                        By:      /s/ Lawrence J. Cawley
                                           ------------------------------------
                                        Lawrence J. Cawley
                                        Chairman and Chief Financial Officer
                                        Plan Administrative Committee

                             ELECTRO-TEC CORPORATION

                        EMPLOYEE RETIREMENT BENEFIT PLAN


              FINANCIAL STATEMENTS AS OF DECEMBER 31, 1996 AND 1995

                         TOGETHER WITH AUDITORS' REPORT

                    Report of Independent Public Accountants



To the Administrative Committee of the
Electro-Tec Corporation Employee Retirement Benefit Plan:

We have audited the accompanying statements of net assets available for plan benefits of ELECTRO-TEC CORPORATION EMPLOYEE RETIREMENT BENEFIT PLAN as of December 31, 1996 and 1995, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits as of December 31, 1996 and 1995, and the changes in net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ Arthur Andersen LLP

Grand Rapids, Michigan,
  June 11, 1997

                             ELECTRO-TEC CORPORATION

                        EMPLOYEE RETIREMENT BENEFIT PLAN



            INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES



                                                                     Page

Statement of Net Assets Available for Plan Benefits
  as of December 31, 1996                                              1

Statement of Net Assets Available for Plan Benefits
  as of December 31, 1995                                              2

Statement of Changes in Net Assets Available for Plan Benefits
  for the Year Ended December 31, 1996                               3-4

Statement of Changes in Net Assets Available for Plan Benefits
  for the Year Ended December 31, 1995                                 5

Notes to Financial Statements                                       6-11

Schedule I - Item 27a - Schedule of Assets Held for Investment
  Purposes as of December 31, 1996                                    12

Schedule II - Item 27d - Schedule of Reportable Transactions
  for the Year Ended December 31, 1996                                13

















                                      -(i)-

                            ELECTRO-TEC CORPORATION

                       EMPLOYEE RETIREMENT BENEFIT PLAN


               STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                             AS OF DECEMBER 31, 1996



                                                            CIGNA                                                      Twentieth
                                              CIGNA        Actively                      Fidelity       Fidelity        Century
                                           Guaranteed      Managed         INVESCO      Growth and       Advisor       Heritage
                                           Short-Term    Fixed Income   Total Return      Income      Equity Growth    Investors
                                              Fund           Fund           Fund           Fund           Fund            Fund
                                           ----------    ------------   ------------    ----------    -------------    ---------
Investments:
  Mutual funds                              $2,054,863     $439,592        $376,521     $1,171,572       $95,896         $7,203
  Kaydon Corporation common stock                  -            -               -              -             -              -
                                            ----------     --------        --------     ----------       -------         ------
          Total Investments                  2,054,863      439,592         376,521      1,171,572        95,896          7,203
                                            ----------     --------        --------     ----------       -------         ------
Dividend receivable                                -            -               -              -             -              -
                                            ----------     --------        --------     ----------       -------         ------

NET ASSETS AVAILABLE FOR PLAN BENEFITS      $2,054,863     $439,592        $376,521     $1,171,572       $95,896         $7,203
                                            ==========     ========        ========     ==========       =======         ======








                                        Warburg Pincus                      Fidelity
                                           Advisor           CIGNA           Advisor
                                          Emerging       International       Growth         Fidelity
                                           Growth            Equity       Opportunities     Magellan      Stock
                                           Fund              Fund             Fund            Fund         Fund          Total
                                        --------------   -------------    -------------    ----------   ----------     ----------
Investments:
  Mutual funds                            $1,126,094        $24,465          $96,137        $7,419        $   -        $5,399,762
  Kaydon Corporation common stock               -              -                -             -            681,237        681,237
                                          ----------        -------          -------        ------        --------     ----------
          Total Investments                1,126,094         24,465           96,137         7,419         681,237      6,080,999
                                          ----------        -------          -------        ------        --------     ----------
Dividend receivable                             -              -                -             -              2,017          2,017
                                          ----------        -------          -------        ------        --------     ----------
NET ASSETS AVAILABLE FOR PLAN BENEFITS    $1,126,094        $24,465          $96,137        $7,419        $683,254     $6,083,016
                                          ==========        =======          =======        ======        ========     ==========


        The accompanying notes are an integral part of this statement.

                           ELECTRO-TEC CORPORATION

                       EMPLOYEE RETIREMENT BENEFIT PLAN


             STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                           AS OF DECEMBER 31, 1995




                                                                                  High                           Intermediate
                                                             Small               Income                           Government
                                                         Capitalization          Equity           Bond           Obligations
                                                              Fund                Fund            Fund               Fund
                                                         --------------         -------         --------        ------------
ASSETS:
  Cash                                                     $        -          $        -       $      -          $     -
                                                           ----------          ----------       --------          -------
  Investments:
    Mutual funds                                            1,041,571           1,076,527        447,998           28,611
    Common collective fund                                          -                   -              -                -
    Kaydon Corporation common stock                                 -                   -              -                -
                                                           ----------          ----------       --------          -------
          Total Investments                                 1,041,571           1,076,527        447,998           28,611
                                                           ----------          ----------       --------          -------
  Dividend receivable                                               -                   -              -                -
                                                           ----------          ----------       --------          -------

NET ASSETS AVAILABLE FOR PLAN BENEFITS                     $1,041,571          $1,076,527       $447,998          $28,611
                                                           ==========          ==========       ========          =======









                                               Prime                               Income           Common
                                            Obligations        Balanced          Advantage          Stock
                                                Fund             Fund              Fund              Fund             Total
                                            -----------        --------          ----------        --------        ----------

ASSETS:                                       $      -         $      -          $        -        $  1,018        $    1,018
  Cash                                        --------         --------          ----------        --------        ----------

  Investments:                                 996,830          294,336                   -               -         3,885,873
    Mutual funds                                     -                -           1,284,703               -         1,284,703
    Common collective fund                           -                -                   -         425,589           425,589
    Kaydon Corporation common stock           --------         --------          ----------        --------        ----------
                                               996,830          294,336           1,284,703         425,589         5,596,165
          Total Investments                   --------         --------          ----------        --------        ----------
                                                     -                -                   -           1,674             1,674
  Dividend receivable                         --------         --------          ----------        --------        ----------

                                              $996,830         $294,336          $1,284,703        $428,281        $5,598,857
NET ASSETS AVAILABLE FOR PLAN BENEFITS        ========         ========          ==========        ========        ==========



        The accompanying notes are an integral part of this statement.

                             ELECTRO-TEC CORPORATION

                        EMPLOYEE RETIREMENT BENEFIT PLAN

         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                      FOR THE YEAR ENDED DECEMBER 31, 1996




                                                                   CIGNA
                                                   CIGNA          Actively                           Fidelity           Fidelity
                                                Guaranteed        Managed           INVESCO         Growth and           Advisor
                                                Short-Term      Fixed Income     Total Return         Income          Equity Growth
                                                   Fund             Fund             Fund              Fund               Fund
                                                ----------      ------------     ------------      ------------       -------------
Contributions:
  Employer                                       $   64,620       $ 14,360          $ 11,542          $   36,535         $ 2,415
  Participants                                       89,918         20,506            16,109              57,626           3,586
                                                 ----------       --------          --------          ----------         -------
                                                    154,538         34,866            27,651              94,161           6,001
                                                 ----------       --------          --------          ----------         -------
Investment earnings:
  Dividends                                               -              -                 -                   -               -
  Net appreciation in current value
    of investments                                   93,381          6,615            37,623             194,868           6,764
                                                 ----------       --------          --------          ----------         -------
                                                     93,381          6,615            37,623             194,868           6,764
                                                 ----------       --------          --------          ----------         -------
                                                    247,919         41,481            65,274             289,029          12,765

Benefit payments                                   (352,563)      (184,535)          (15,144)            (78,979)           (216)
Administrative expenses                                 (35)          (427)                -                   -               -
Fund transfers                                    2,159,542        583,073           326,391             961,522          83,347
                                                 ----------       --------          --------          ----------         -------

          Change in net assets
            available for plan benefits           2,054,863        439,592           376,521           1,171,572          95,896

NET ASSETS AVAILABLE FOR PLAN BENEFITS,
  beginning of year                                       -              -                 -                   -               -
                                                 ----------       --------          --------          ----------         -------
NET ASSETS AVAILABLE FOR PLAN BENEFITS,
  end of year                                    $2,054,863       $439,592          $376,521          $1,171,572         $95,896
                                                 ==========       ========          ========          ==========         =======







                                             Twentieth      Warburg Pincus                           Fidelity
                                              Century           Advisor             CIGNA             Advisor
                                             Heritage          Emerging         International         Growth          Fidelity
                                             Investors          Growth              Equity         Opportunities      Magellan
                                               Fund              Fund                Fund              Fund             Fund
                                            ----------      --------------       ------------      ------------       ---------
Contributions:
  Employer                                     $  732           $   42,880         $  1,806           $ 1,203            $1,122
  Participants                                    912               67,389            2,410             1,898             1,552
                                               ------           ----------         --------           -------            ------
                                                1,644              110,269            4,216             3,101             2,674
                                               ------           ----------         --------           -------            ------
Investment earnings:
  Dividends                                         -                    -                -                 -                 -
  Net appreciation in current value
    of investments                                519               83,851              437            10,579               551
                                               ------           ----------         --------           -------            ------
                                                  519               83,851              437            10,579               551
                                               ------           ----------         --------           -------            ------
                                                2,163              194,120            4,653            13,680             3,225

Benefit payments                                 (210)             (56,840)            (166)           (4,658)                -
Administrative expenses                             -                 (163)             (35)              (35)                -
Fund transfers                                  5,250              988,977           20,013            87,150             4,194
                                               ------           ----------         --------           -------            ------

          Change in net assets
            available for plan benefits         7,203            1,126,094           24,465            96,137             7,419

NET ASSETS AVAILABLE FOR PLAN BENEFITS,
  beginning of year                                 -                    -                -                 -                 -
                                               ------           ----------         --------           -------            ------
NET ASSETS AVAILABLE FOR PLAN BENEFITS,
  end of year                                  $7,203           $1,126,094         $ 24,465           $96,137            $7,419
                                               ======           ==========         ========           =======            ======





        The accompanying notes are an integral part of this statement.

                           ELECTRO-TEC CORPORATION

                       EMPLOYEE RETIREMENT BENEFIT PLAN


        STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                     FOR THE YEAR ENDED DECEMBER 31, 1996
                                 (Continued)




                                                                                                                       Intermediate
                                                                        Small          High Income                      Government
                                                       Stock       Capitalization        Equity            Bond         Obligations
                                                       Fund             Fund              Fund             Fund            Fund
                                                    ----------     --------------      -----------      ----------     ------------
Contributions:
  Employer                                            $ 25,296        $         -       $         -     $       -          $      -
  Participants                                          37,757                  -                 -             -                 -
                                                      --------        -----------       -----------     ---------          --------
                                                        63,053                  -                 -             -                 -
                                                      --------        -----------       -----------     ---------          --------
Investment earnings:
  Dividends                                              7,260                  -                 -             -                 -
  Net appreciation in current value
    of investments                                     243,939                  -                 -             -                 -
                                                      --------        -----------       -----------     ---------          --------
                                                       251,199                  -                 -             -                 -
                                                      --------        -----------       -----------     ---------          --------
                                                       314,252                  -                 -             -                 -

Benefit payments                                       (20,604)                 -                 -             -                 -
Administrative expenses                                    (35)                 -                 -             -                 -
Fund transfers                                         389,641         (1,041,571)       (1,076,527)     (447,998)          (28,611)
                                                      --------        -----------       -----------     ---------          --------

          Change in net assets
            available for plan benefits                683,254         (1,041,571)       (1,076,527)     (447,998)          (28,611)

NET ASSETS AVAILABLE FOR PLAN BENEFITS,
  beginning of year                                          -          1,041,571         1,076,527       447,998            28,611
                                                      --------        -----------       -----------     ---------          --------
NET ASSETS AVAILABLE FOR PLAN BENEFITS,
  end of year                                         $683,254        $         -       $         -     $       -          $      -
                                                      ========        ===========       ===========     =========          ========







                                                    Prime                           Income         Common
                                                 Obligations       Balanced       Advantage         Stock
                                                    Fund             Fund           Fund            Fund           Total
                                                ------------      ----------     -----------     ----------     -----------
Contributions:
  Employer                                       $         -       $       -      $         -      $       -     $  202,511
  Participants                                             -               -                -              -        299,663
                                                 -----------       ---------      -----------      ---------     ----------
                                                           -               -                -              -        502,174
                                                 -----------       ---------      -----------      ---------     ----------
Investment earnings:
  Dividends                                               -                -               -               -         17,503
  Net appreciation in current value
    of investments                                     4,527               -            5,716              -        679,127
                                                 -----------       ---------      -----------      ---------     ----------
                                                       4,527               -            5,716              -        696,630
                                                 -----------       ---------      -----------      ---------     ----------
                                                       4,527               -            5,716              -      1,198,804

Benefit payments                                           -               -                -              -       (713,915)
Administrative expenses                                    -               -                -              -           (730)
Fund transfers                                    (1,001,357)       (294,336)      (1,290,419)      (428,281)             -
                                                 -----------       ---------      -----------      ---------     ----------

          Change in net assets
            available for plan benefits             (996,830)       (294,336)      (1,284,703)      (428,281)       484,159

NET ASSETS AVAILABLE FOR PLAN BENEFITS,
  beginning of year                                  996,830         294,336        1,284,703        428,281      5,598,857
                                                 -----------       ---------      -----------      ---------     ----------
NET ASSETS AVAILABLE FOR PLAN BENEFITS,
  end of year                                    $         -        $      -      $         -      $       -     $6,083,016
                                                 ===========        ========      ===========      =========     ==========





        The accompanying notes are an integral part of this statement.

                           ELECTRO-TEC CORPORATION

                       EMPLOYEE RETIREMENT BENEFIT PLAN


        STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                     FOR THE YEAR ENDED DECEMBER 31, 1995




                                                                                                     High
                                                             Common              Small              Income
                                                             Stock           Capitalization         Equity             Bond
                                                              Fund               Fund                Fund              Fund
                                                           ----------        -------------         ---------          --------
Contributions:
  Employer                                                   $ 24,143           $   37,648         $   34,635         $ 16,981
  Participants                                                 39,495               58,922             53,497           23,425
                                                             --------           ----------         ----------         --------
                                                               63,638               96,570             88,132           40,406
                                                             --------           ----------         ----------         --------
Investment earnings:
  Interest and dividends                                        7,473              135,251             51,132           28,237
  Net appreciation in current value
    of investments                                             68,078              133,953            173,187           45,447
                                                             --------           ----------         ----------         --------
                                                               75,551              269,204            224,319           73,684
                                                             --------           ----------         ----------         --------
                                                              139,189              365,774            312,451          114,090

Benefit payments                                                 (558)             (72,968)           (61,164)         (77,969)
Administrative expenses                                          (758)                (910)            (1,024)            (364)
Fund transfers                                                 79,731               21,068             33,922          (56,315)
                                                             --------           ----------         ----------         --------

          Change in net assets
            available for plan benefits                       217,604              312,964            284,185          (20,558)

NET ASSETS AVAILABLE FOR PLAN BENEFITS,
  beginning of year                                           210,677              728,607            792,342          468,556
                                                             --------           ----------         ----------         --------
NET ASSETS AVAILABLE FOR PLAN BENEFITS,
  end of year                                                $428,281           $1,041,571         $1,076,527         $447,998
                                                             ========           ==========         ==========         ========









                                              Intermediate
                                               Government           Prime                              Income
                                              Obligations         Obligations         Balanced        Advantage
                                                 Fund                Fund              Fund              Fund            Total
                                               ----------         -----------        --------         ----------      ----------
Contributions:
  Employer                                      $   7,200          $   32,725        $  8,074         $   36,889      $  198,295
  Participants                                      9,538              42,947          10,849             58,915         297,588
                                                ---------          ----------        --------         ----------      ----------
                                                   16,738              75,672          18,923             95,804         495,883
                                                ---------          ----------        --------         ----------      ----------
Investment earnings:
  Interest and dividends                            9,933              54,196          19,925             58,985         365,132
  Net appreciation in current value
    of investments                                 15,839                   -          32,749                  -         469,253
                                                ---------          ----------        --------         ----------      ----------
                                                   25,772              54,196          52,674             58,985         834,385
                                                ---------          ----------        --------         ----------      ----------
                                                   42,510             129,868          71,597            154,789       1,330,268

Benefit payments                                  (33,379)           (272,486)        (57,151)          (138,530)       (714,205)
Administrative expenses                              (205)             (2,002)           (336)            (1,627)         (7,226)
Fund transfers                                   (271,142)           (183,878)         53,323            323,291               -
                                                ---------          ----------        --------         ----------      ----------

          Change in net assets
            available for plan benefits          (262,216)           (328,498)         67,433            337,923         608,837

NET ASSETS AVAILABLE FOR PLAN BENEFITS,
  beginning of year                               290,827           1,325,328         226,903            946,780       4,990,020
                                                ---------          ----------        --------         ----------      ----------

NET ASSETS AVAILABLE FOR PLAN BENEFITS,
  end of year                                   $  28,611          $  996,830        $294,336         $1,284,703      $5,598,857
                                                =========          ==========        ========         ==========      ==========




        The accompanying notes are an integral part of this statement.

                            ELECTRO-TEC CORPORATION

                        EMPLOYEE RETIREMENT BENEFIT PLAN


                         NOTES TO FINANCIAL STATEMENTS




(1)  SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES

          The accompanying financial statements of the Electro-Tec Corporation
              Employee Retirement Benefit Plan (the "Plan") have been prepared on the accrual basis of accounting. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended. Investments are stated at current value, which is based on the quoted market price.

          Effective January 1, 1996, the Company changed trustees from First of
              America Investment Corporation to CG Trust Company (a CIGNA company). As a result, the Plan assets were transferred into funds with comparable investment options administered by Connecticut General Life Insurance Company (a CIGNA company).

          In order to provide a variety of investment options, CIGNA has developed alliances with other companies, including Fidelity Investments, Warburg Pincus Funds, INVESCO Funds Group, Inc. and Twentieth Century Investors, Inc. Plan assets are invested in a CIGNA Separate Account (measured in units) which holds investments in funds offered by these alliance companies.

          The investment funds offered by CIGNA through the CIGNA Separate
              Account do not pay dividends or interest, nor do they produce realized or unrealized gains. Rather, the plan participates in investment earnings through an increase or decrease in the unit values of each fund. As a result, the funds' investment earnings are reported as net appreciation in the Statement of Changes in Net Assets Available for Plan Benefits, except for the Stock Fund in which the participants have a direct interest in the underlying stock.

          Conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the Plan's financial statements. Actual results may differ from those estimates.

(2)  DESCRIPTION OF THE PLAN

          Electro-Tec Corporation (the "Company" or "Employer"), a wholly-owned subsidiary of Kaydon Corporation, sponsors the Plan, a defined contribution plan. The following brief description of the Plan is provided for general information purposes only. Participants should refer to the Plan document, as amended, for more complete information.

                            ELECTRO-TEC CORPORATION

                        EMPLOYEE RETIREMENT BENEFIT PLAN


                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)





(2)  DESCRIPTION OF THE PLAN, continued

          Eligibility requirements - All employees of the Company who are 21 years of age and have completed at least 500 hours of service during a six-month period are eligible to participate in the Plan on the January 1st, April 1st, July 1st and October 1st coincident with or immediately following such six-month period.

          Contributions - Participants may elect to make, through payroll deductions, both tax-deferred contributions, which may not exceed 15% of compensation, and after-tax voluntary contributions. The maximum contributions for the year, which includes pre-tax, after-tax voluntary and Company matching and discretionary contributions is 25% of compensation less tax-deferred contributions. Under the terms of the Plan, the Company contributes to the Plan an amount equal to the payroll deduction contribution by each participant up to 3% of the participant's compensation, as defined by the Plan, and 75% of each participant's contribution in excess of 3% of compensation, not to exceed an additional 4% of each participant's compensation, as defined. In addition, the Company may, with the approval of the Board of Directors, make discretionary contributions to the Plan. There were no discretionary Employer contributions in 1996 or 1995.

          Allocation of investment earnings - Individual accounts are maintained for each participant to reflect the participant's contributions, the Company's contributions, forfeitures, investment earnings and administrative expenses. Investment earnings are allocated based on each participant's relative account balance within the respective fund.

          Vesting - All participant contributions are fully vested and nonforfeitable. Company matching and discretionary contributions become fully vested and nonforfeitable either upon attainment of age 65, upon the employee's death or disability or ratably over seven years of service, as defined by the Plan. Forfeitures are used to reduce Employer contributions.

          Investment of participant accounts - During 1996, plan participants directed the investment of their account balances in the following 11 investment options:

                           ELECTRO-TEC CORPORATION

                       EMPLOYEE RETIREMENT BENEFIT PLAN


                        NOTES TO FINANCIAL STATEMENTS
                                 (Continued)



(2)  DESCRIPTION OF THE PLAN, continued

          The CIGNA Guaranteed Short-Term Fund invests in a portfolio of high quality money market instruments with a guarantee of principal and interest, including U.S. Treasury securities, U.S. Government securities, certificates of deposit, time deposits, repurchase agreements, and commercial paper issued by major domestic and foreign corporations.

          The CIGNA Actively Managed Fixed Income Fund invests in a portfolio of predominately high quality corporate and Government fixed income securities including issues of the U.S. Government and its Agencies, U.S. corporate bonds, Yankee bonds, mortgage-backed securities and asset-backed securities.

          The INVESCO Total Return Fund invests in a combination of equity and fixed income securities including common stock and securities that are convertible into common stock, issues of the U.S. Government and its Agencies, and investment-grade corporate debt obligations.

          The Fidelity Growth and Income Fund invests in equity securities of domestic and foreign companies including preferred stocks and investment-grade debt instruments, and all types of foreign securities.

          The Fidelity Advisor Equity Growth Fund invests primarily in the common and preferred stock and securities convertible into the common stock of companies of all sizes with above-average growth characteristics. The Fund may also invest in foreign securities.

          The Twentieth Century Heritage Investors Fund invests primarily in common stocks of small to medium-sized companies. The Fund may also invest in the securities of foreign companies, primarily in developed markets.

          The Warburg Pincus Advisor Emerging Growth Fund invests in equity securities of small to medium-sized domestic companies with emerging or renewed growth potential. The Fund may also invest in foreign securities, investment-grade debt securities, and domestic and foreign short-term or medium-term money market obligations.

          The CIGNA International Equity Fund invests primarily in non-U.S.
              stocks in European, Australian and Far East stock markets. The Fund may also invest in U.S. and non-U.S. cash equivalents.

                           ELECTRO-TEC CORPORATION

                       EMPLOYEE RETIREMENT BENEFIT PLAN


                        NOTES TO FINANCIAL STATEMENTS
                                 (Continued)



(2)  DESCRIPTION OF THE PLAN, continued

          The Fidelity Advisor Growth Opportunities Fund invests primarily in common stocks and securities convertible into common stock. The Fund may also invest in other securities such as preferred stocks and bonds that may produce capital growth, and securities of foreign companies.

          The Fidelity Magellan Fund invests primarily in common stocks and securities convertible into common stock. The Fund may invest in securities of domestic, foreign and multinational issuers.

              The Stock Fund invests solely in Kaydon Corporation Common Stock.

          During 1995, plan participants may direct the investment of their account balances in eight investment options. All but the Common Stock and Income Advantage Funds are part of the Parkstone group of mutual funds.

          The Common Stock Fund invests solely in Kaydon Corporation Common
              Stock.

          The Small Capitalization Fund invests primarily in a diversified portfolio of common stocks and securities covertible into common stock of small and medium sized companies.

          The High Income Equity Fund invests primarily in stocks and securities convertible into common stock of all size companies.

          The Bond Fund invests in a portfolio of medium and high-grade debt securities with fixed maturity dates and interest rates.

          The Intermediate Government Obligations Fund invests primarily in
              U.S. Government securities with remaining maturities of twelve years or less.

          The Prime Obligations Fund invests primarily in short-term obligations issued by the U.S. Government, high quality money market instruments and corporate promissory notes.

          The Balanced Fund invests in common stocks of U.S. companies with market capitalization of $1 billion and greater, bonds of U.S. government agencies, mortgage-related bonds and corporate bonds.

          The Income Advantage Fund invests primarily in guaranteed investment contracts, bank investment contracts and commercial paper.

                           ELECTRO-TEC CORPORATION

                       EMPLOYEE RETIREMENT BENEFIT PLAN


                        NOTES TO FINANCIAL STATEMENTS
                                 (Continued)



(2)  DESCRIPTION OF THE PLAN, continued

           Payment of benefits - Amounts credited to an individual participant's account are distributed at termination of employment, generally as a lump sum or in installments. Distributions may be deferred until the participant reaches the age of 65 if the value of the distribution exceeds $3,500. As described in the Plan, in certain hardship situations, participants may withdraw a portion of their account balances while actively employed.

           Administrative expenses - Although not required to do so, the Employer paid certain administrative expenses of the Plan during 1996 and 1995. The remaining expenses were paid for out of Plan assets by CG Trust Company.

           Voting rights - Each participant is entitled to exercise voting rights attributable to the Kaydon Corporation common shares allocated to his or her account and is notified by the trustee prior to the time that such rights are to be exercised. The trustee is not permitted to vote any share for which instructions have not been given by a participant.

           Plan termination - The Company has the right to terminate the Plan at any time, although it has not expressed an intent to do so. Upon termination of the Plan, participants will become fully vested. Expenses arising from the termination would be allocated to the participants' accounts in accordance with the Plan and the Internal Revenue Code.

(3)  TRUST FUND

           A trust fund is maintained by the trustee for all purposes of the Plan; and the monies and other assets thereof are held, administered, invested and distributed in accordance with the terms of the Plan, as it may be amended from time to time, for the exclusive benefit of the participants and their beneficiaries.

(4)  RELATED PARTY TRANSACTIONS

           Plan investments include interests in mutual funds managed by Connecticut General Life Insurance Company (a CIGNA company). CG Trust Company (a CIGNA company) is the trustee as defined by the Plan.

                           ELECTRO-TEC CORPORATION

                       EMPLOYEE RETIREMENT BENEFIT PLAN


                        NOTES TO FINANCIAL STATEMENTS
                                 (Continued)



(5)  TAX STATUS

          The Internal Revenue Service issued a determination dated October 12,
              1995, stating that the Plan was in accordance with applicable plan design requirements as of that date. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's legal counsel believe that the Plan and underlying trust are currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

(6)  INVESTMENTS

          The fair market value of investments that represent 5% or more of the Plan's total net assets is as follows as of December 31,:


                                                           1 9 9 6           1 9 9 5
                                                         ----------       ------------

              Guaranteed Short-Term Fund                 $2,054,863       $     -
              Actively Managed Fixed Income Fund            439,592             -
              INVESCO Total Return Fund                     376,521             -
              Fidelity Growth and Income Fund             1,171,572             -
              Warburg Pincus Advisor Emerging
                Growth Fund                               1,126,094             -
              Stock Fund                                    681,237             -
              Small Capitalization Fund                        -             1,041,571
              High Income Equity Fund                          -             1,076,527
              Bond Fund                                        -               447,998
              Prime Obligations Fund                           -               996,830
              Balanced Fund                                    -               294,336
              Income Advantage Fund                            -             1,284,703
              Common Stock Fund                                -               425,589


                                                                     SCHEDULE I

                             ELECTRO-TEC CORPORATION

                        EMPLOYEE RETIREMENT BENEFIT PLAN

                                 EIN: 59-1226757

                                PLAN NUMBER: 001


           ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                             AS OF DECEMBER 31, 1996


                                                   Description of                                               Current
  Identity of Issuer                                 Investment                                 Cost              Value
---------------------------                 --------------------------                       -----------       ------------

Mutual Funds:

  *Connecticut General Life                  CIGNA Guaranteed Short-
     Insurance Company                         Term Fund, 49,336 units                        $2,054,863       $2,054,863

  *Connecticut General Life                  CIGNA Actively Managed
     Insurance Company                         Fixed Income Fund,
                                               3,955 units                                       431,446          439,592

  *Connecticut General Life                  INVESCO Total Return Fund,
     Insurance Company                         14,055 units                                      338,665          376,521

  *Connecticut General Life                  Fidelity Growth and Income
     Insurance Company                         Fund, 32,826 units                              1,005,647        1,171,572

  *Connecticut General Life                  Fidelity Advisor Equity
     Insurance Company                         Growth Fund, 2,043 units                           88,773           95,896

  *Connecticut General Life                  Twentieth Century Heritage
     Insurance Company                         Investors Fund, 508 units                           6,568            7,203

  *Connecticut General Life                  Warburg Pincus Advisor
     Insurance Company                         Emerging Growth Fund,
                                               30,667 units                                    1,045,168        1,126,094

  *Connecticut General Life                  CIGNA International Equity
     Insurance Company                         Fund, 374 units                                    23,782           24,465

  *Connecticut General Life                  Fidelity Advisor Growth
     Insurance Company                         Opportunities Fund,
                                               2,060 units                                        85,909           96,137

  *Connecticut General Life                  Fidelity Magellan Fund,
     Insurance Company                         75 units                                            6,676            7,419
                                                                                              ----------       ----------
                                                                                               5,087,497        5,399,762

Common Stock:

  *Kaydon Corporation                        Stock Fund, 14,456 shares                           456,448          681,237
                                                                                              ----------       ----------
                                                                                              $5,543,945       $6,080,999
                                                                                              ==========       ==========


 *Represents a party-in-interest

                                                                    SCHEDULE II

           ELECTRO-TEC CORPORATION EMPLOYEE RETIREMENT BENEFIT PLAN

                               EIN: 59-1226757

                               PLAN NUMBER: 001

                ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS

                     FOR THE YEAR ENDED DECEMBER 31, 1996



<Caption
                                                   Purchases                            Sales or Maturities
                                         -------------------------     -----------------------------------------------------
                                           Number of     Purchase        Number of                   Cost of       Net Gain
                                         Transactions      Price       Transactions    Proceeds       Asset         (Loss)
                                         ------------    ---------     ------------    ---------      ------        --------
*Connecticut General Life Insurance
  Company:
  CIGNA Guaranteed Short-Term Fund           52          $ 2,564,101         22         $ 602,619    $ 602,619       $   -
  CIGNA Actively Managed Fixed
    Income Fund                              52              625,546         18           192,569      192,970          (401)
  INVESCO Total Return Fund                  52              357,281         13            18,383       17,658           725
  Fidelity Growth and Income Fund            54            1,289,693         22           312,989      280,885        32,104
  Warburg Pincus Advisor Emerging
    Growth Fund                              53            1,155,640         22           113,397      106,876         6,521

*First of America Investment
  Corporation:
  Parkstone Small Capitalization
    Fund                                     -                  -             1         1,041,571      860,679       180,892
  Parkstone High Income Equity Fund          -                  -             1         1,076,527      960,149       116,378
  Parkstone Bond Fund                        -                  -             1           447,998      451,165        (3,167)
  Parkstone Prime Obligations Fund           -                  -             1         1,001,357      996,830         4,527
  Parkstone Balanced Fund                    -                  -             1           294,336      276,218        18,118

Lasalle National Trust:
  Income Advantage Fund                      -                  -             1         1,290,419    1,284,703         5,716

*Kaydon Corporation:
  Stock Fund                                 56              508,016         17            77,978       56,784        21,194
  Common Stock Fund                          -                  -             1           428,281      351,271        77,010


*Represents a party-in-interest

NOTE: This schedule was prepared in accordance with the regulations of the Employee Retirement Income Security Act of 1974 to report all transactions involving securities of the same issue which, in the aggregate, exceed 5% of the net assets of the Plan at the beginning of the period.

                  CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS


To Kaydon Corporation:


     As independent public accountants, we hereby consent to the incorporation of our report, dated June 11, 1997, included in this Form 11-K, into the Company's previously filed Form S-8 Registration Statement Number 33-48762.


/s/ Arthur Andersen LLP

ARTHUR ANDERSEN LLP
Grand Rapids, Michigan
June 27, 1997